NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three and nine month periods ended September 30, 2011 and 2010
(Expressed in United States dollars)

Unaudited – Prepared by Management and issued November 14, 2011

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	September 30, 2011	December 31, 2010

Assets

Current assets
Cash and cash equivalents	3	$226,662	$50,145
Available-for-sale investment	4	609	775
Accounts receivable and prepaids	5	50,985	5,529
Inventories	6	25,370	11,113
Due from non-controlling interest	7	48,584	-
		352,210	67,562
Non-current assets
Due from non-controlling interest	7	72,743	-
Property, plant and equipment	8	275,816	288,618
		348,559	288,618
Total assets		$700,769	$356,180

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	9	$20,815	$17,571
Income taxes payable	12	93,097	-
Due to non-controlling interest	7	23,243	-
		137,155	17,571

Non-current liabilities
Deferred income taxes	12	13,182	-
Provision for closure and reclamation	10	13,080	11,650
Amounts related to non-controlling interest	7	-	124,127
		26,262	135,777
Total liabilities		$163,417	$153,348

Equity
Share capital	11	407,399	390,658
Share-based payments reserve		11,303	10,056
Accumulated other comprehensive income		542	708
Retained earnings (deficit)		39,743	(194,675)
Equity attributable to owners of the Company		458,987	206,747

Non-controlling interest	7	78,365	(3,915)
Total equity		537,352	202,832
Total liabilities and equity		$700,769	$356,180

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income (Loss) Unaudited (Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2011	2010	2011	2010
Operations commenced February 22, 2011:
Revenues		$185,004	$-	$373,192	$-
Cost of sales
Operating expenses		(19,457)	-	(48,371)	-
Royalties		(9,276)	-	(18,762)	-
Depreciation and depletion		(9,343)	-	(17,646)	-
Operating income (from July 1, 2011 to September 30, 2011 and February 22 to September 30, 2011)		146,928	-	288,413	-

Administrative		(3,730)	(4,122)	(11,046)	(8,243)
Finance income		2,445	346	2,481	1,590
Finance costs	8	(579)	2,476	(1,871)	(8,583)
Income (loss) before taxes		145,064	(1,300)	277,977	(15,236)

Provision for income taxes	12	(55,864)	-	(106,279)	-
Net income (loss)		89,200	(1,300)	171,698	(15,236)

Other comprehensive income (loss):
Realized gain on sale of available-for-sale investment		-	-	-	(752)
Unrealized gain (loss) on available-for-sale investment		(40)	318	(166)	359
Comprehensive income (loss)		$89,160	$(982)	$171,532	$(15,629)

Income (loss) for the period attributable to:
Shareholders of the parent company		53,323	(2,140)	100,412	(11,569)
Non-controlling interest		35,877	840	71,286	(3,667)
		$89,200	$(1,300)	$171,698	$(15,236)

Comprehensive income (loss) for the period attributable to:
Shareholders of the parent company		53,283	(1,822)	100,246	(11,962)
Non-controlling interest		35,877	840	71,286	(3,667)
		$89,160	$(982)	$171,532	$(15,629)

Earnings (loss) per share attributable to Shareholders:
Basic	11(f)	$0.27	$(0.01)	$0.51	$(0.06)
Diluted	11(f)	$0.27	$(0.01)	$0.50	$(0.06)

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2011	2010	2011	2010
Cash provided by (used in):
Operating:
Income (loss) for the period		$89,200	$(1,300)	$171,698	$(15,236)
Items not involving the use of cash:
Accretion on reclamation liability		153	-	356	-
Deferred income taxes		10,803	-	13,182	-
Depreciation and depletion		9,343	1	17,646	3
Share-based payments and stock appreciation rights	11(c)	2,493	2,386	7,730	4,406
Interest income on due from non-controlling interest		(2,414)	-	(2,414)	-
Interest expense on advances from non-controlling interest		406	-	1,495	-
Gain on sale of available-for-sale investment		-	-	-	(716)
Write-off (recovery) of deferred finance costs	8	-	(2,600)	-	6,100
Changes in non-cash operating capital:
Accounts receivable and prepaids		(44,440)	(35)	(45,456)	(204)
Inventories		(5,367)	-	(13,402)	-
Accounts payable and accrued liabilities		(2,328)	123	(1,756)	(1,167)
Income taxes payable		45,062	-	93,097	-

Net cash provided by (used in) operating activities		102,911	(1,425)	242,176	(6,814)
Investing:
Proceeds on sale of available-for-sale investment		-	-	-	881
Proceeds on pre-production gold sales		-	-	48,613	-
Expenditures on property, plant and equipment		(17,270)	(44,344)	(47,704)	(90,719)
Expenditures on exploration and evaluation		(1,680)	(603)	(4,565)	(954)
Changes in non-cash working capital related to investing activities		-	(3,065)	-	(10,701)

Net cash provided by (used in) investing activities		(18,950)	(48,012)	(3,656)	(101,493)
Financing:
Dividends paid	13	(5,935)	-	(5,935)	-
Principal and interest paid on loan from non-controlling interest	7	-	(755)	(4,103)	(1,247)
Advances from (repayment to) non-controlling interest		(41,000)	40,000	(58,000)	40,000
Issuance of common shares, net of issue costs	11	2,213	2,917	6,035	115,273

Net cash provided by (used in) financing activities		(44,722)	42,162	(62,003)	154,026
Increase (decrease) in cash and cash equivalents		39,239	(7,275)	176,517	45,719
Cash and cash equivalents, beginning of period		187,423	82,061	50,145	29,067
Cash and cash equivalents, end of period		$226,662	$74,786	$226,662	$74,786
Non-cash investing and financing transactions:
Depreciation capitalized to property, plant and equipment	8	-	645	397	1,645
Share-based payments capitalized to property, plant and equipment	11(c)	-	390	276	703
Closure and reclamation increase in property, plant and equipment	10	-	1,500	1,074	4,530
Interest capitalized to property, plant and equipment	8	-	850	693	2,529
Stock appreciation rights liability settled with common shares	11(d)	8,451	-	8,451	-
Partial disposition of subsidiary recorded directly to retained earnings:
Due from non-controlling interest	7	(253,500)	-	(253,500)	-
Amounts related to non-controlling interest		41,739	-	41,739	-
Income taxes		92,848	-	92,848	-

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares (note 11)	Share capital (note 11)	Share-based payments reserve	Accumulated other comprehensive income	Retained earnings (deficit)	Owners’ equity	Non-controlling interest	Total Equity
December 31, 2009	140,461,822	$268,417	$6,797	$1,052	$(181,434)	$94,832	$(181)	$94,651
Exercise of options	682,500	1,205	-	-	-	1,205	-	1,205
Transfer to share capital on exercise of options	-	778	(778)	-	-	-	-	-
Share-based payments	-	-	2,333	-	-	2,333	-	2,333
Expiry and forfeiture of options	-	-	(75)	-	75	-	-	-
Private placement, net of issuance costs	52,000,000	111,151	-	-	-	111,151	-	111,151
Other comprehensive loss	-	-	-	(712)	-	(712)	-	(712)
Loss for the period	-	-	-	-	(9,428)	(9,428)	(4,508)	(13,936)
June 30, 2010	193,144,322	381,551	8,277	340	(190,787)	199,381	(4,689)	194,692
Exercise of options	1,762,500	2,917	-	-	-	2,917	-	2,917
Transfer to share capital on exercise of options	-	1,795	(1,795)	-	-	-	-	-
Share-based payments	-	-	2,776	-	-	2,776	-	2,776
Unrealized gain on available-for-sale investment (net of tax)	-	-	-	318	-	318	-	318
Loss for the period	-	-	-	-	(2,140)	(2,140)	840	(1,300)
September 30, 2010	194,906,822	$386,263	$9,258	$658	$(192,927)	$203,252	$(3,849)	$199,403
December 31, 2010	196,488,322	$390,658	$10,056	$708	$(194,675)	$206,747	$(3,915)	$202,832
Exercise of options	1,350,000	3,822	-	-	-	3,822	-	3,822
Transfer to share capital on exercise of options	-	1,375	(1,375)	-	-	-	-	-
Share-based payments	-	-	5,514	-	-	5,514	-	5,514
Other comprehensive loss	-	-	-	(126)	-	(126)	-	(126)
Income for the period	-	-	-	-	47,090	47,090	35,408	82,498
Dividends	-	-	-	-	(5,935)	(5,935)	-	(5,935)
June 30, 2011	197,838,322	395,855	14,195	582	(153,520)	257,112	31,493	288,605
Exercise of options	673,700	2,213	-	-	-	2,213	-	8,451
Exercise of stock appreciation rights	1,256,093	8,451	-	-	-	8,451	-	2,213
Transfer to share capital on exercise of options	-	880	(880)	-	-	-	-	-
Activation of stock appreciation rights	-	-	(3,213)	-	(9,717)	(12,930)	-	(12,930)
Share-based payments	-	-	1,201	-	-	1,201	-	1,201
Other comprehensive loss	-	-	-	(40)	-	(40)	-	(40)
Partial disposition of subsidiary to non- controlling interest, net of tax (note 7)	-	-	-	-	149,657	149,657	10,995	160,652
Income for the period	-	-	-	-	53,323	53,323	35,877	89,200
September 30, 2011	199,768,115	$407,399	$11,303	$542	$39,743	$458,987	$78,365	$537,352

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2011

1.	Nature of business and basis of presentation

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration, development, extraction and processing business in Africa.

The Company achieved commercial production at the Bisha Mine on February 22, 2011. As of that date it commenced recording income related to revenues from metals sales and the costs incurred to produce those revenues. Prior to February 22, 2011, the Company capitalized proceeds from gold sales and the related costs to produce those revenues to construction-in-progress.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its property, plant and equipment are dependent upon continuing profitable production or proceeds from the disposition of its mineral property interests. Future profitable production is primarily dependent on the quality of ore resources, future metals prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation. While the Company actively tries to manage these risks, many of these factors are beyond its control. The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale which is stated at fair value, and provision for closure and reclamation, which is recorded at management’s best estimate. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2010.

Other than the adoption of new accounting policies described in note 2, the same accounting policies are used in the preparation of these condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with International Financial Reporting Standards (IFRS) of the results for the interim periods presented.

2.	Adoption of new accounting policies

(a)	Revenues

Revenue from the sale of goods is recognized when persuasive evidence, usually in the form of an executed sales agreement, or an arrangement exists, indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the Company, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectability is reasonably assured. For gold sales this is generally on receipt of a shipment by the refiner.

Revenues are presented net of direct selling costs, which include security, freight, refining and treatment charges. Sales of by-products are presented in operating expenses.

(b)	Inventories

Inventories are valued at the lower of cost and net realizable value, primarily on a weighted average cost basis. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for raw materials and supplies is purchase price and for partly processed and finished goods is the cost of production. For this purpose the costs of production include:

(i)	fuel, power, labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2011

(b)	Inventories (continued)

(ii)	the depreciation of mining properties and property, plant and equipment used in the extraction and processing of ore; and

(iii)	production overheads.

Work-in-progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. Quantities are assessed primarily through surveys and assays.

(c)	Stock appreciation rights

Stock appreciation rights (SARs) allow the holder to receive cash or common shares of the Company in the amount of the underlying value of the associated stock option. When the holder has the option of settling in cash or shares, the SAR is recorded at the fair value of the debt component of the SAR while assigning nil value to the equity component. Changes to the fair value of the liability are recognized in income.

Where the holder elects to take common shares instead of cash, the value of the related liability is transferred directly to retained earnings; where the holder elects to settle SARs in cash instead of common shares, the value of the related liability is extinguished when the cash is paid.

(d)	Accounting standards issued by the International Accounting Standards Board (IASB) for adoption in future periods

IFRS 9 Financial instruments

In an effort to reduce the complexity of accounting for financial instruments, the IASB has engaged in a multiphase project to replace IAS 39. The Company will adopt IFRS 9 on January 1, 2013.

3.	Cash and cash equivalents

	September 30, 2011	December 31, 2010
Cash	$92,663	$19,902
Short-term deposits	133,999	30,243
	$226,662	$50,145

Cash and cash equivalents located outside of Africa at September 30, 2011 equal $223,858 (December 31, 2010 - $47,082).

4.	Available-for-sale investment

At September 30, 2011, available-for-sale investment is comprised of 1,204,250 shares (December 31, 2010 - 1,204,250 shares) in PMI Gold Corporation.

During February 2010, the Company disposed of 6,024,000 shares for a gain of $716. In October 2010, PMI Gold Corporation completed a share consolidation on a 2 for 1 basis.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2011

5.	Accounts receivable and prepaids

	September 30, 2011	December 31, 2010
Trade receivables	$39,246	$-
Advances to vendors	9,359	2,763
Prepaid expenses	1,441	492
VAT receivable	563	926
Other receivables	376	1,348
	$50,985	$5,529

Trade receivables relate to doré that was received by refiners but not settled by September 30, 2011. The full value of the trade receivables was collected subsequent to September 30, 2011.

6.	Inventories

	September 30, 2011	December 31, 2010
Materials and supplies	$20,688	$11,113
Work-in-progress	2,204	-
Finished goods	2,478	-
	$25,370	$11,113

Depreciation of $855 is included in work-in-progress and finished goods inventories at September 30, 2011 (December 31, 2010 – nil).

7.	Due from/to non-controlling interest

The non-controlling interest in Bisha is held by the State owned Eritrean National Mining Corporation (ENAMCO).

In October 2007, the Company entered into an agreement with ENAMCO whereby the State increased its interest in Bisha by 30%, to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total participation of 40%. At the time, ENAMCO made a provisional payment of $25,000 and agreed to fund its share of the capital requirements for the development of Bisha. ENAMCO advanced $74,995 over the course of construction of the Bisha Mine to fund its share of the development. In addition ENAMCO provided a loan of $20,000 to Nevsun to assist the Company in financing its share of development costs. These historic financing arrangements are displayed in the table below under the column December 31, 2010. Further details are available in the Company’s 2010 annual financial statements (note 11).

Purchase price settlement:

During August 2011, the Company finalized its arrangements with ENAMCO for the purchase of the 30% participating interest in the Bisha Mine. After the parties mutually engaged independent expert valuation advice, the parties agreed to a purchase price of $253,500, resulting in a gain to the Company of $242,505. The gain, net of income taxes, has been recorded directly to retained earnings as it represents a change in Nevsun’s interest in a subsidiary that did not result in a change in control.

The resulting amount receivable from ENAMCO bears interest at 12 month US dollar LIBOR plus 4% and the receivable and interest shall be collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership. The estimated amount to be collected in the next twelve months is recorded as a current asset. Interest of $2,414 has been accrued on this receivable and recorded in the three months ended September 30, 2011 as finance income.

Income tax related to the gain on disposition to ENAMCO is $92,848. Nevsun has arranged to have ENAMCO take responsibility for the settlement of taxes and accordingly has adopted a net-of-tax presentation on the balance sheet.

During October 2011, the Company collected $27,088 of the purchase price receivable net of taxes.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2011

7.	Due from/to non-controlling interest (continued)

Advances:

The development advances from ENAMCO to Bisha were at an interest rate of 12 month US dollar LIBOR plus 4% and have earned cumulative interest of $6,248, of which $4,753 has been capitalized to property, plant and equipment as of September 30, 2011 (December 31, 2010 - $4,132). In the quarter ended September 30, 2011, ENAMCO earned $406 (Q3 2010 - $1,385) in interest on those advances and this amount was included in finance costs. The interest and advances are not callable and are without fixed terms of repayment. During the quarter ended September 30, 2011, the Company repaid $41,000 of the ENAMCO advances out of cash flow from Bisha operations and $58,000 through September 30, 2011.

Loan:

The $20,000 loan from ENAMCO was at a rate of LIBOR plus 7%. Nevsun repaid ENAMCO principal of $3,333 and interest of $770 in January 2011. In August 2011, in accordance with agreements between the parties, the unpaid portion of the loan plus unpaid interest totaled $16,739 was applied to the purchase price referred above, along with the $25,000 provisional payment noted above.

	Three and nine months ended September 30, 2011	September 30, 2011	December 31, 2010
Sale of interest in subsidiary:
Purchase price	$253,500
Carrying amount	(10,995)
Gain	242,505

Income taxes	(92,848)
Net gain to retained earnings	$149,657
Receivable on disposition:

Purchase price	$253,500	$-
Provisional advance	(25,000)	-
Loan	(16,739)	-
Income taxes settled	(92,848)
Interest on purchase price receivable	2,414	-
Balance, end of period	121,327	-

Current asset – due from non-controlling interest	48,584	-
Non-current asset – due from non-controlling interest	72,743	-
Total	121,327	-

Deferred credit / Original provisional payment	-	25,000
Loan to Nevsun	-	20,000
Advances by non-controlling interest	23,243	79,127
	23,243	124,127
Less current portion	(23,243)	-
	$-	$124,127

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2011

8.	Property, plant and equipment (continued)

	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2010	$2,053	$263,886	$-	$26,459	$292,398
Additions	2,886	3,896	-	28,983	35,765
Pre-production gold sales	-	-	-	(48,613)	(48,613)
Disposals	-	-	-	(3)	(3)
Transfers	-	(262,733)	27,949	234,784	-
June 30, 2011	4,939	5,049	27,949	241,610	279,547
Q3 Additions	1,679	8,711	-	8,564	18,954
September 30, 2011	6,618	13,760	27,949	250,174	298,501
Accumulated depreciation
December 31, 2010	-	-	-	3,780	3,780
Depreciation	-	-	688	8,933	9,621
Disposals	-	-	-	(3)	(3)
June 30, 2011	-	-	688	12,710	13,398
Q3 Depreciation	-	-	642	8,645	9,287
September 30, 2011	$-	$-	$1,330	$21,355	$22,685
Net book value September 30, 2011	$6,618	$13,760	$26,619	$228,819	$275,816
Net book value December 31, 2010	$2,053	$263,886	$-	$22,679	$288,618

The Company’s properties are located in western Eritrea, a country located in north-eastern Africa. The properties consist of a 53 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-silver-copper-zinc Bisha Mine was granted in 2008 for an initial period of 20 years. The exploration license expires in May 2012. Eritrean State participation in the Bisha Mine is described in note 7.

Development of the Bisha Mine commenced in early 2008, commissioning commenced in Q4 2010 and commercial production was achieved in Q1 2011. As a result, the Company transformed into an operating mining company and allocated construction-in-progress amounts to appropriate categories of property, plant and equipment and commenced depreciating their useful lives.

During Q1 2010 the Company wrote-off $8,700 of costs that at December 31, 2009 were treated as deferred finance costs and included in property, plant and equipment, plus an additional $2,359 of finance costs incurred during Q1 and Q2 2010, all related to debt facilities that expired unutilized during 2010.

Costs classified as mineral properties represent historic exploration and development costs at Bisha. Construction-in-progress at the end of the quarter represents costs associated with the copper phase expansion at the Bisha Mine.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2011

9.	Accounts payable and accrued liabilities (continued)

	September 30, 2011	December 31, 2010
Trade accounts payable	$4,047	$12,720
Accrued royalties	9,276	-
Accrued liabilities	7,635	4,122
Accrued interest payable	-	729
	$20,958	$17,571

The Company incurs a 5% precious metals royalty payable to the State of Eritrea. Total royalties paid to the State of Eritrea as of November 10, 2011 are $21,185.

10.	Provision for closure and reclamation (continued)

Balance, December 31, 2010	$11,650
Accretion	356
Additional liability	1,074
Balance, September 30, 2011	$13,080

The Company’s provision for closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a pre-tax discount rate of 4.79% and an inflation factor of 3.0% in preparing the Company’s provision for closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at September 30, 2011, the undiscounted inflation-adjusted liability for provision for closure and reclamation is estimated to be approximately $25,100. The cash expenditures are expected to occur over a period of time extending several years after the Bisha Mine’s projected closure.

11.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

(b)	Private placements

During February 2010 the Company issued 52,000,000 common shares at CAD $2.25 per share in a non-brokered private placement for net proceeds of $111,151. Share issue transaction costs were $301.

(c)	Stock options

The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance. The maximum term of options granted is ten years, however, to date all have been granted for five years. The vesting periods of stock options granted vary with terms determined by the board of directors. Under the plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2011

11.	Share capital (continued)

(c)	Stock options (continued)

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods of 6 and 12 months or 12 and 24 months. The costs of the most recently issued share-based payments, which were issued in Q3 2011, were calculated using the following weighted average assumptions: expected life of option 1.8 years (2010 – 1.9 years), stock price volatility 59% (2010 – 71%), dividend yield 0.9% (2010 – nil%), and a risk-free interest rate yield of 0.7% (2010 – 1.1%). The fair value is particularly impacted by the Company’s stock price volatility.

The three months ended September 30, 2011 included $1,201 (Q3 2010 - $2,776) in share-based payment costs, $1,139 (Q3 2010 - $2,386) of which were presented in administrative expenses, $62 (Q3 2010 – $nil) in operating expenses and $nil (Q3 2010 - $390) capitalized to property, plant and equipment.

The nine months ended September 30, 2011 included $6,716 (nine months ended September 30, 2010 - $5,110) in share-based payment costs, $5,891 (nine months ended September 30, 2010 - $4,407) of which were presented in administrative expenses, $549 (nine months ended September 30, 2010 – $nil) in operating expenses and $276 (nine months ended September 30, 2010 - $703) capitalized to property, plant and equipment.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2010	10,348,500	$2.79
Granted	2,285,000	5.68
Exercised	(1,350,000)	2.73
Outstanding, June 30, 2011	11,283,500	3.38
Granted	515,000	6.34
Forfeited	(145,000)	5.69
Exercised as stock appreciation rights	(2,400,000)	1.96
Exercised	(673,700)	3.29
Outstanding September 30, 2011	8,579,800	$5.88

Type	Number of options	Range of exercise price (CAD)	Average remaining life in years
Vested (exercisable)	795,000	$1.35 - $2.00	2.3
Vested (exercisable)	4,909,800	$3.07 - $4.16	3.6
Vested (exercisable)	1,172,500	$5.68 - $5.71	4.3
Unvested	1,702,500	$5.68 - $6.34	4.5
Total	8,579,800	$1.35 - $6.34	3.8

The weighted average share price of the Company on the dates options were exercised in Q3 2011 was CAD $6.47 (Q3 2010 – CAD $4.52). The weighted average share price of the Company on the dates options were exercised in the nine months ended September 30, 2011 was CAD $6.23 (nine months ended September 30, 2010 – CAD $4.23). The weighted average price of options exercisable at the end of the period was CAD $3.44 (December 31, 2010 – CAD $2.15). The majority of options vest over a service period of one or two years, however, 2,950,000 of the options included vesting criteria that were specific to construction performance of Bisha. The criteria were met in February 2011 and the options vested at that time.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2011

11.	Share capital (continued)

(d)	Stock appreciation rights

During August 2011, 3,090,000 SARs associated with previously issued options were activated. Of these, 2,400,000 were exercised in September 2011 in exchange for $2,912 cash and 1,256,093 common shares of the Company, at a total value of $11,375. As a result, 2,400,000 stock options were forfeited. The liability associated with stock appreciation rights at September 30, 2011 was $2,400 and recorded in accounts payable and accrued liabilities. The Company incurred $1,291 in administrative expenses related to changes in the fair value of the stock appreciation rights during Q3 2011. There were no such expenses incurred by the Company prior to Q3 2011.

(e)	Shares reserved for issuance (fully diluted)

Number of shares
Issued and fully paid at September 30, 2011	199,768,115
Reserved for options (note 11(c))	8,579,800
Shares reserved for issuance (fully diluted) at September 30, 2011	208,347,915
(f)	Earnings (loss) per share

The calculations of earnings (loss) per share is based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Income (loss) attributable to owners of the Company	$53,323	$(2,140)	$100,412	$(11,569)
Weighted average number of common shares outstanding for the purpose of basic earnings (loss) per share (000s)	198,292	193,868	197,417	184,120
Dilutive options	3,127	-	2,969	-
Weighted average number of common shares outstanding for the purpose of diluted earnings (loss) per share (000s)	201,419	193,868	200,386	184,120
Earnings (loss) per share (in $’s)
Basic	$0.27	$(0.01)	$0.51	$(0.06)
Diluted	$0.26	$(0.01)	$0.50	$(0.06)
Basic earnings (loss) per share is computed by dividing the income (loss) attributable to owners of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution of outstanding stock options in the weighted average number of common shares outstanding during the period, if dilutive.

12.	Provision for income taxes

A provision for income taxes was recorded for income earned in the period February 22, 2011 to September 30, 2011.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Current income tax expense	$(45,061)	$-	$(93,097)	$-
Deferred income tax expense	(10,803)	-	(13,182)	-
Provision for income taxes	$(55,864)	$-	$(106,279)	$-

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2011

12.	Provision for income taxes (continued)

A reconciliation of the provision for income taxes to the amount calculated using the Company’s statutory tax rate for the period ended September 30, 2011 is as follows:

Net income before taxes	$277,977
Canadian federal and provincial statutory tax rate	26.5%
Tax expense at statutory rate	(73,664)

Tax effect of:
Difference in tax rates of foreign jurisdictions(1)	(32,766)
Other	151
Income tax expense	$(106,279)
(1) The Eritrean statutory mining tax rate is 38%.

The Company commenced payment of quarterly income tax instalments in Eritrea in Q4 2011. The first instalment of $36,000 was made in October 2011.

13.	Dividends

On May 18, 2011 the Company declared a $0.03 per share dividend for shareholders of record on June 30, 2011. Dividends of $5,935 were paid on July 15, 2011.

14.	Segment information

The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa.